EXHIBIT 99.1
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February 9, 2004


NEWS RELEASE

ARC ENERGY TRUST - CONFERENCE CALL, FEBRUARY 11, 2004 - UPDATE ON 2003
YEAR-END FINANCIAL RESULTS AND RESERVES
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CALGARY, FEBRUARY 9, 2004 (AET.UN AND ARX - TSX) - ARC Energy Trust ("ARC" or
"the Trust") will be discussing its year-end 2003 results and reserves report in a conference call on Wednesday, February 11, 2004 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

Conference Call Details:

Date:             February 11, 2004
Time:             7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

Dial-in:          416-640-4127      (Toronto and International)
                  800-814-4859      (North American toll free)

or Webcast:       www.arcresources.com

A replay of the call will be available for two weeks beginning at 11:00 a.m. Eastern Time on February 11, 2004 and may be accessed by calling (416) 640-1917 or 1(877)289-8525, pass code 21037118 followed by the number sign.

A live webcast will also be available at WWW.ARCRESOURCES.COM.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.9 billion. The Trust currently estimates oil and gas production of over 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.


                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9